FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), in accordance with Law No. 6.404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that the Board of Directors of the Company, in an meeting held today, authorized calling an Extraordinary Shareholders Meeting (“Meeting”) and a Special Shareholders Meeting of holders of preferred shares (“Special Meeting”) to decide on the migration of the Company to the special listing segment of B3 S.A. – Brasil, Bolsa e Balcão (“B3”) denominated Novo Mercado.

Conversion of Shares

As a requirement for the migration, the management proposed the conversion of the preferred shares of the Company into common shares, in the proportion of one common share for each preferred share (“Conversion”).

Extraordinary Shareholders Meeting

The holders of commons shares will decide, in an Extraordinary Shareholders Meeting called to December 30, 2019, at 10 a.m., about the Conversion, as well as to decide on the amendment to the Bylaws of the Company to adapt it to the Novo Mercado Regulation and on other matters of interest to the Company. Also, with the objective of giving stability in the orientation and conduction of the businesses of the Company after the migration, it will also be proposed that the shareholders approve the reelection of the current Board members, whose term of office expires on April 27, 2020, for a new mandate expiring on the General Shareholders Meeting which will approve the financial statements related to the fiscal year ended on December 21, 2021, among other related resolutions.

Special Meeting

As established in article 136 of Law No. 6.404/76, holders of preferred shares of the Company will reunite in the Special Meeting, called to December 30, 2019 at 3 p.m., to analyze and ratify the Conversion.

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Withdrawal Right

In case the Conversion is ratified in the Special Meeting, the holders of preferred shares who (i) disagree with the approval of the Conversion, (ii) abstain from voting or (iii) do not attend the Special Meeting, will have the right to request, within the legal deadline, the reimbursement of the preferred shares that they were holders on the date of the disclosure of this Material Fact.

Once the Conversion is approved and ratified, the Company will disclose a notice to the shareholders with the necessary information for the exercise of the withdrawal right.

Availability of Documents

The call notices of the Meeting and the Special Meeting will be published as of November 29, 2019 and the management proposals, in accordance with Instruction CVM nº 481/09 will be available for consultation as of the same date.

GPA will keep the market and its shareholders informed about the development of the migration to “Novo Mercado”.

São Paulo, November 28, 2019.

Isabela Cadenassi

Investor Relations Officer

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 28, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.